Exhibit 99.3

THE ULTIMATE SOFTWARE GROUP, INC.
2000 ULTIMATE WAY
WESTON, FLORIDA 33326
PHONE: 800/432-1729
FAX: 954/331-7300
WWW.ULTIMATESOFTWARE.COM

FOR IMMEDIATE RELEASE

Ultimate Software Regretfully Announces Death of Alan Goldstein, Executive Vice President of Development and Director

Weston, FL, November 8, 2002 – The Ultimate Software Group, Inc. (Nasdaq: ULTI) announced today with profound sorrow the death of Alan Goldstein, M.D., FACS, the Company’s Executive Vice President of Development and a Director, on November 6, 2002.

“Alan was the original architect of our UltiPro product, the builder of a development team that is admired throughout the industry and, most of all, my close personal friend. All of us at Ultimate Software will miss his friendship and always remember the passion he brought to software design and the success of our company,” said Scott Scherr, CEO, president and founder of Ultimate Software.

“On January 1 of this year, Alan had transitioned from the role of Chief Technology Officer to Executive Vice President of Development and continued his mentoring of the development team,” added Scherr. “His contributions were immeasurable, and the talented development team he has left behind is a testament to his strong leadership, vision, and innovative spirit.”

Dr. Goldstein considered one of his greatest business accomplishments to be the assembly of a development team that created the first 32-bit, object-oriented HRMS/payroll solution in 1997. This team delivered ahead of schedule this year the first Web Services version of UltiPro. Dr. Goldstein joined Ultimate Software in 1994. Prior to joining the Company, he founded Strategic Image Systems Inc., a software applications organization and served as Vice President of Information Systems for Loren Industries, Inc., a large jewelry casting manufacturer. From 1985 to 1987 he served as Director of Surgical Services at Kings County Hospital in New York. In 1985, as a trauma surgeon engaged in research and medical education, Dr. Goldstein developed a software application for use in hospitals to aid in patient management, quality assurance and physician education.

About Ultimate Software
Ultimate Software is a leading provider of Web-based payroll and workforce management solutions.

UltiPro is a registered trademark of The Ultimate Software Group, Inc.

Contact:
Linda Miller, Phone: 954-331-7083
Email: Linda_Miller@ultimatesoftware.com